Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

March 10, 2021

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Core Plus Impact Fund

    File Numbers: 333-251817; 811- 23627

Dear Ms. Larkin:

This letter responds to the comments contained in the letter dated January 29, 2021, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Core Plus Impact Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter.

General

1.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response:    The Registrant has not presented any “test the waters” materials to potential investors in connection with this offering.

Ms. Lisa N. Larkin

March 10, 2021

Registration Statement Outside Front Cover Page

2.

Comment: On the first page of the front cover, in the fourth line of the paragraph titled, “Fund Strategies,” disclosure states that “substantially all of the portfolio’s investments are subject to Nuveen’s proprietary public market impact framework criteria (the “Impact Criteria”) or certain ESG criteria.” On the second page of the front cover, in the first sentence of the paragraph titled, “Investment Policies,” disclosure states that the Fund, under normal market conditions, will invest at least 80% of its Managed Assets in fixed-income investments of any type. The name of the Fund is “Nuveen Core Plus Impact Fund.” In the staff’s view, the term “impact” suggests a type of ESG-focused investment and is subject to Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”). Please revise the disclosure to require the Fund to invest at least 80% of its net assets plus borrowings for investment purposes in “impact” investments. For example, the Fund could state that “substantially all, but in no event less than 80%, of the portfolio’s investments are subject to Nuveen’s proprietary public market impact framework criteria (the “Impact Criteria”) or certain ESG criteria.” Please also add disclosure addressing the 60 days’ notice requirement for such 80% requirement.

Response: Without agreeing with the staff’s position that the term “impact” suggests a type of ESG investment as opposed to an investment strategy, the Registrant has revised the “Investment Policies” disclosure on the outside front cover and elsewhere in the Registrant Statement as follows:

Under normal market conditions, the Fund will invest at least 80% of its ~~Managed~~ net assets plus the amount of any borrowings for investment purposes ~~(as defined on page 9)~~ in fixed-income investments of any type, which are subject to the Impact Criteria or Nuveen’s ESG criteria.

The Registrant has added the following disclosure to the “Investment Policies” disclosure beginning on page 9 of the Summary Prospectus and elsewhere in the Registration Statement as follows:

The foregoing policies apply only at the time of any new investment. The Fund’s policy to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in fixed-income investments of any type, which are subject to the Impact Criteria or Nuveen’s ESG criteria, may not be changed without 60 days’ prior written notice to shareholders.

3.

Comment: On the first page of the front cover, the fourth paragraph discloses that investing in the Fund’s shares involves certain risks. Please add the risk of leverage to this paragraph. See Item 1.1.j. of Form N-2.

Response:    The Registrant has revised the disclosure on the first page of the front cover as follows:

This prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be

Ms. Lisa N. Larkin

March 10, 2021

retained for future reference. Investing in the Fund’s Common Shares involves certain risks, including the risks associated with the Fund’s use of leverage.

4.

Comment: On the second page of the front cover, in the third sentence of the paragraph titled, “Leverage,” disclosure states that the Fund “may source leverage initially and throughout the life of the Fund through a number of methods including through borrowings, issuing preferred shares of beneficial interest.” Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Response:    The Registrant does not have immediate plans to issue Preferred Shares but may consider doing so within the first 12 months of the effectiveness of the Registration Statement. The Registrant additionally notes that the consequences of any issuance of Preferred Shares to common shareholders are already disclosed in the Registration Statement. In the “Common Shares” disclosure contained in the “Description of Shares and Debt” section the consequences are described as follows:

“If the Fund issues Preferred Shares, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on Preferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions.”

Further, in response to Comment 19, the following disclosure is being added to the “Preferred Shares” disclosure in the “Description of Shares and Debt” section:

“Any Preferred Shares issued by the Fund will have priority over the Common Shares. For so long as any Preferred Shares are outstanding, the Fund will not: (1) declare or pay any dividend or other distribution (other than a dividend or distribution paid in Common Shares) in respect of the Common Shares, (2) call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares, or (3) pay any proceeds of the liquidation of the Fund in respect of the Common Shares, unless, in each case, (A) immediately thereafter, the Fund shall be in compliance with the 200% asset coverage limitations set forth under the 1940 Act after deducting the amount of such dividend or other distribution or redemption or purchase price or liquidation proceeds and (B) all cumulative dividends and other distributions of shares of all series of Preferred Shares of the Fund due on or prior to the date of the applicable dividend, distribution, redemption, purchase or acquisition shall have been declared and paid.”

The Registrant will include the estimated expense associated with the issuance of Preferred Shares in the “Expenses of Leverage” line item in the “Summary of Fund Expenses” table.

Ms. Lisa N. Larkin

March 10, 2021

5.

Comment: On the second page of the front cover, in the third line of the paragraph titled, “Fund Distributions,” disclosure states that distributions could take the form of a return of capital. Please define “return of capital” using plain English.

Response:    The Registrant has revised the “Fund Distributions” disclosure on the third page of the front cover and elsewhere in the Registration Statement as follows:

The Fund ~~currently intends to~~ will implement a managed distribution policy by declaring monthly distributions stated in terms of a fixed number of cents per Common Share that would be composed of net investment income and a supplemental amount generally representing the potential for capital appreciation, which may take the form of realized capital gains or, possibly, a return of capital, which may (but will not necessarily) represent unrealized capital gains. A return of capital is a non-taxable distribution of a portion of the Fund’s capital. When the Fund returns exceed distributions, return of capital may represent portfolio gains earned, but not realized as a taxable capital gain. In periods when the Fund returns fall short of distributions, it will represent a portion of a shareholder’s original principal unless the shortfall is offset during other time periods over the life of their investment (previous or subsequent) when the Fund’s total return exceeds distributions. A return of capital reduces a shareholder’s tax cost basis (but not below zero) in Fund shares, which would result in more taxable gain or less taxable loss when the shareholder sells their shares.

6.

Comment: On the third page of the front cover, in the second sentence of the second paragraph, disclosure incorporates by reference the Fund’s Statement of Additional Information. Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.

Response:    The Registrant confirms that it will comply with the Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR.

PROSPECTUS

Prospectus Summary – Fund Strategies, page [1-4]

7.

Comment: In the paragraph titled, “Affordable Housing,” disclosure refers to investments issued to support the financing of low and moderate income housing loans, transit oriented development, walkable communities, or mixed-use development projects. Please clarify what you mean by “transit oriented development.”

Response: The Registrant has revised the “Affordable Housing” disclosure as follows:

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March 10, 2021

“Affordable Housing: Investments that ~~issued to~~ support the financing of low and moderate income housing loans, transit oriented development (i.e., a mix of commercial, residential, office and entertainment centered around or located near a transit station), walkable communities, or mixed-use development projects.”

8.

Comment: In the paragraph titled, “Community & Economic Development,” disclosure refers to investments issued to support financial services, hospital/medical services, educational services, community centers, reconstruction activities, urban revitalization, humanitarian, disaster, and international aid services inclusive of underserved and/or economically disadvantaged communities. It is not clear whether “inclusive of underserved and/or economically disadvantaged communities” applies to all of the kinds of investments or only to “international aid services.” If the latter, please add more specificity to the other kinds of investments (e.g., “financial services” is too broad).

Response:    The Registrant confirms that the phrase “inclusive of underserved and/or economically disadvantaged communities” applies to all of the kinds of investments listed. The Registrant has revised the disclosure to provide more clarity as follows:

Investments issued to support financial services, hospital/medical services, educational services, community centers, reconstruction activities, urban revitalization, humanitarian, disaster, and international aid services, all of which are inclusive of underserved and/or economically disadvantaged communities.

9.

Comment: With respect to the Fund’s non-proprietary ESG criteria, we note that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

Response:    The Registrant notes that as the ESG data providers that the Fund uses may change over time. Furthermore, please note that the Registration Statement contains substantive disclosure regarding the components and methods used by each third party ESG data provider in the “Fund Strategies – ESG Criteria and Evaluation Process” section of the Prospectus. As a result, the Fund believes that the current disclosure adequately addresses the material information and respectfully declines to identify in the Registration Statement the names of the third-party data providers.

Additionally, investments are selected based on data provided by third party vendors or, in the limited cases where such data is not available, according to internal ESG standards. The Fund does not invest according to an ESG index or strict screening method. Rather, Nuveen Asset Management uses ESG data to establish an investable universe from which

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March 10, 2021

investments are selected. The Fund favors issuers that are leaders relative to their peers in ESG performance.

Further, as disclosed in the Prospectus, the Fund will not generally invest in securities of companies that are significantly involved in certain business activities including, but not limited to, the production of alcohol, tobacco, military weapons, firearms, nuclear power, thermal coal, and gambling products and services.

The Registrant has added the following risk disclosure to the “Impact Criteria and ESG Criteria Investing Risk”:

Impact Criteria and ESG Criteria Investing Risk. Because the ~~Fund’s~~ Impact Criteria and/or Nuveen’s ESG investment criteria may exclude investments of certain issuers for non-financial reasons, the Fund may forgo some market opportunities available to funds that do not use these criteria. This may cause the Fund to underperform the market as a whole, or other funds that do not use an Impact Criteria or ESG investment strategy or that use a different methodology or different factors to determine an investment’s impact and/or ESG investment criteria. In addition, there is a risk that the companies identified by the ~~Fund’s~~ Impact Criteria or Nuveen’s ESG investment criteria do not operate as expected when addressing social and environmental impact and ESG issues. A company’s social and environmental impact and ESG performance or Nuveen Asset Management’s assessment of a company’s social and environmental impact and ESG performance could vary over time, which could cause the Fund to be temporarily invested in companies that do not comply with the Fund’s approach towards considering Impact Criteria or ESG investment criteria. There are significant differences in interpretations of what it means for a company to have positive Impact Criteria or ESG investment criteria. While Nuveen Asset Management believes its evaluation of Impact Criteria and/or ESG investment criteria is reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views. In making investment decisions, Nuveen Asset Management relies on information and data that could be incomplete or erroneous, which could cause Nuveen Asset Management to incorrectly assess a company’s Impact Criteria and/or ESG investment criteria. The third-party data providers may differ in the data they provide for a given investment or between industries, or may only take into account one of many ESG-related components of a company. Accordingly, the information used by Nuveen Asset Management to evaluate the ESG criteria of the Fund’s investments may not be complete or accurate, and may vary across providers and issuers, as ESG is not a uniformly defined characteristic. Furthermore, data availability and reporting with respect to Impact Criteria or the ESG investment criteria may not always be available or may become unreliable.

Ms. Lisa N. Larkin

March 10, 2021

10.

Comment: In the second full paragraph, disclosure states, “The Fund’s Impact Criteria or ESG criteria will apply to derivatives and other instruments that have economic characteristics similar to the Fund’s fixed-income investments.” Please tell us how the Fund calculates the derivative position for purposes of implementing the Rule 35d-1 80% policy.

Response:    The Registrant notes that all derivatives will be valued at their market value, and not their notional value, for purposes of calculating net assets plus the amount of any borrowings for investment purposes and for purposes of testing the Registrant’s compliance with investment policies that use net assets plus the amount of any borrowings for investment purposes in the denominator.

Portfolio Contents, page [4-7]

11.

Comment:    In the second full paragraph, disclosure states that the Fund will invest in sovereign and supranational securities. However, it is unclear whether the Fund will apply some or all of the ESG strategies to these investments. For example, may the Fund make an investment in a foreign country whose cities have an affordable housing policy? Please add disclosure that clarifies how the Fund applies its ESG strategies to sovereign and supranational securities.

Response: The Registrant believes that the existing disclosure, as modified in accordance with the response to Comment 2, makes clear that 80% of the Fund’s net assets plus the amount of any borrowings for investment purposes are invested in fixed-income investments of any type, which would include investments in sovereign and supranational securities, and are subject to the Impact Criteria or Nuveen’s ESG criteria. As such, the Registrant respectfully declines to add specific disclosure to clarify how the Fund applies its ESG strategies to sovereign and supranational securities.

Investment Policies, pages [7-9]

12.

Comment: In the second full paragraph, disclosure states, “Nuveen Asset Management may determine that it is in the best interest of shareholders to pursue a workout arrangement with respect to securities that are in default or involved in bankruptcy or insolvency proceedings, which may involve making loans to the issuer or another party, or purchasing an equity or other interest from the issuer or another party, or other related or similar steps involving the investment of additional monies.” Please define “workout arrangement” using plain English.

Response: The Registrant has revised the disclosure as follows:

Nuveen Asset Management may determine that it is in the best interest of shareholders to pursue a workout arrangement (i.e., a privately negotiated, mutual agreement between the Fund and the issuer or another party) with respect to securities that are in default or involved in bankruptcy or

Ms. Lisa N. Larkin

March 10, 2021

insolvency proceedings, which may involve making loans to the issuer or another party, or purchasing an equity or other interest from the issuer or another party, or other related or similar steps involving the investment of additional monies.

13.	Comment: In the third full paragraph, disclosure states,

During temporary defensive periods, the period in which the net proceeds of this offering of Common Shares are first being invested (the “invest-up period”), the “wind-up” period during which the Fund is transitioning its portfolio as the Fund’s termination approaches or the period in which the Fund’s assets are being liquidated in anticipation of the Fund’s termination, the Fund may deviate from its investment policies and objective. During such periods, the Fund may invest up to 100% of its Managed Assets in short-term investments, including high quality, short-term securities, or may invest in short-, intermediate-, or long-term U.S. Treasury securities. During the invest-up period, the Fund may also purchase securities issued by ETFs that invest primarily in investments of the types in which the Fund may invest directly. Any such investments in ETFs will be in compliance with the limitations imposed by the Investment Company Act of 1940, as amended (the “1940 Act”), the rules promulgated thereunder, or pursuant to any exemptive relief obtained thereunder. There can be no assurance that such techniques will be successful. Accordingly, during such periods, the Fund may not achieve its investment objective.

Please explain how the Fund will comply with the Fund’s 80% policy and the Rule 35d-1 80% policy during the “wind-up” period.

Response: The Registrant notes that Rule 35d-1 (the “Names Rule”) subjects investment companies to the 80% investment requirement “under normal circumstances,” which provides investment companies with the flexibility to manage their portfolios and to depart from their 80% Names Rule policies in appropriate circumstances, such as during unusually large cash inflows or redemptions. While the Fund is not an open-end fund and is therefore not subject to unusually large redemptions, as it approaches its Termination Date, it will be transitioning the portfolio to highly liquid investments, in anticipation of making one or more liquidating distributions to shareholders at termination. Therefore, the wind-up period does not constitute the management of the Fund “under normal circumstances” and the Fund is permitted to deviate from its stated investment objective and policies, including the Fund’s 80% Names Rule policy.

Distributions, page [13]

14.

Comment: In the first full paragraph, disclosure states, “The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to Common Shareholders,

Ms. Lisa N. Larkin

March 10, 2021

upon a determination by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.” Please tell us whether and when the Fund intends to notify shareholders of such a change.

Response: The Registrant has amended the last paragraph of the “Distributions” section in the Prospectus Summary and throughout the Registration Statement as follows:

“The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time ~~and may do so without prior notice to Common Shareholders,~~ upon notice to Common Shareholders, upon a determination subject to a finding by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.”

Investment Objective, page [36]

15.

Comment: In the heading titled, “Investment Objective,” if the Fund’s objective may be changed without a vote of the holders of a majority of voting securities, please add a brief statement to that effect. See Item 8.2.a. of Form N-2.

Response: The Registrant has amended the “Investment Objective” disclosure in the Prospectus and Statement of Additional Information follows:

The Fund’s investment objective is to seek total return through high current income and capital appreciation, while giving special consideration to certain impact and environmental, social and governance (“ESG”) criteria. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful. The Fund’s investment objective may be changed by the Board of Trustees of the Fund (the “Board of Trustees”) without shareholder approval.

Investment Policies, page [40-42]

16.

Comment: In the last sentence on the page, disclosure states that the Fund may seek to provide exposure to Regulation S securities that are not freely tradable in the U.S. by investing in a Cayman Islands exempted company (the “Subsidiary”), a wholly owned subsidiary of the Fund.

Please disclose that:

a.	The Fund complies with the provisions of the Investment Company Act regarding capital structure;

b.	Each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as

Ms. Lisa N. Larkin

March 10, 2021

an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

c.	The Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Please confirm that:

a.	The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

b.

The Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant has revised the disclosure in the “Investment Policies” section as it relates to Regulation S securities as follows:

The Fund may seek to provide exposure to Regulation S securities that are not freely tradable in the U.S. by investing in a Cayman Islands exempted company (the “Subsidiary”), a wholly owned subsidiary of the Fund, which will invest primarily in Regulation S securities. The Subsidiary is advised by Nuveen Asset Management, which complies with the provisions of Section 15 of the Investment Company Act of 1940 Act, as amended (the “1940 Act”) relating to investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. ~~and~~ The Subsidiary has the same investment objective as the Fund. The Subsidiary may also hold cash and invest in other instruments, including fixed income securities, that are not Regulation S securities, either as investments or to serve as margin or collateral for the Subsidiary’s Regulation S positions. The Fund complies with the provisions of the 1940 Act regarding capital structure. In addition, the Subsidiary complies with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody of portfolio investments. The Fund’s custodian also serves as the custodian to the Subsidiary.

Supplementally, the Registrant confirms that: (1) the investment advisory agreement between the Subsidiary and Nuveen Asset Management will be included as an exhibit to the Registration Statement, (2) the Subsidiary and its board of directors agrees to designate an agent for service of process in the United States, and (3) the Subsidiary and its board of directors agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Risks – Certain Affiliations Risk, page [96]

Ms. Lisa N. Larkin

March 10, 2021

17.

Comment: In the section titled, “Certain Affiliations,” disclosure states, “In addition, unless and until the underwriting syndicate is broken in connection with the initial public offering of the Common Shares, the Fund will be precluded from effecting principal transactions with brokers who are members of the syndicate.” Please define “broken” using plain English.

Response:    The Registrant has revised the disclosure as follows:

“In addition, unless and until the underwriting syndicate is broken (i.e., the underwriting syndicate responsible for the initial pricing, marketing and distribution of the securities is disbanded) in connection with the initial public offering of the Common Shares, the Fund will be precluded from effecting principal transactions with brokers who are members of the syndicate.”

Management of the Fund – Portfolio Managers, page [97]

18.	Comment: In the section titled, “Portfolio Managers,” disclosure describes the experience of certain portfolio managers “at Nuveen.” Please clarify to which Nuveen entity this term refers.

Response:    The Registrant has revised references to “Nuveen” in the “Portfolio Managers” section to “Nuveen Asset Management.”

Description of Shares and Debt – Preferred Shares, page [105]

19.

Comment: In the section titled, “Preferred Shares,” please add disclosure that discusses the limitations and/or restrictions on the Fund if dividend payments are past due. See Item 10.1.b. of Form N-2.

Response: The Registrant notes that Item 10.1.b of Form N-2 provides, “state whether there are any restrictions on the Registrant while there is an arrearage in the payment of dividends or sinking fund installments, and, if so, concisely describe the restrictions.” The Fund currently does not have any Preferred Shares outstanding. The Registrant confirms that currently there are no restrictions on the Fund while there is an arrearage in the payment of dividends or sinking fund installments, outside of what is already disclosed in the “Voting Rights” subsection of the “Preferred Shares” disclosure and the “Common Shares” disclosure of “Description of Shares and Debt”, which is codified in Section 18 of the 1940 Act and is replicated below:

Voting Rights Disclosure:

Ms. Lisa N. Larkin

March 10, 2021

“In addition, if at any time dividends on the Fund’s outstanding Preferred Shares would be unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding Preferred Shares, voting as a separate class, would be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment.”

Common Shares Disclosure:

“If the Fund issues Preferred Shares, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on Preferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions. The Fund pays monthly dividends, typically on the first business day of the following month.”

However, in accordance with Item 10.1.b of Form N-2, the Registrant has revised the “Preferred Shares” disclosure to include the below:

“Any Preferred Shares issued by the Fund will have priority over the Common Shares. For so long as any Preferred Shares are outstanding, the Fund will not: (1) declare or pay any dividend or other distribution (other than a dividend or distribution paid in Common Shares) in respect of the Common Shares, (2) call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares, or (3) pay any proceeds of the liquidation of the Fund in respect of the Common Shares, unless, in each case, (A) immediately thereafter, the Fund shall be in compliance with the 200% asset coverage limitations set forth under the 1940 Act after deducting the amount of such dividend or other distribution or redemption or purchase price or liquidation proceeds and (B) all cumulative dividends and other distributions of shares of all series of Preferred Shares of the Fund due on or prior to the date of the applicable dividend, distribution, redemption, purchase or acquisition shall have been declared and paid.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, page [11]

20.

Comment: In the section titled, “Investment Restrictions,” disclosure in the fourth investment restriction states that the Fund may not, “invest more than 25% of its total assets in investments of issuers in any one industry; provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental users nor shall it apply

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to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and provided further that for purposes of this limitation, the term “issuer” shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation that shifts to the Fund the direct debtor-creditor relationship with the borrower.” Please add “or group of industries” after “any one industry.” See Item 17.2.e. of Form N-2.

Please tell us supplementally whether the Fund has credit exposure to the interpositioned entity. If the Fund does have such credit exposure, please explain supplementally why the carve-out is appropriate.

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the Nuveen fund complex.

The Registrant supplementally confirms that it does not have credit exposure to the interpositioned entity.

Proxy Voting Policies and Procedures, page [64]

21.

Comment: In the section titled, “Proxy Voting Policies and Procedures,” please add disclosure that explains how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Registrant believes that such disclosure is unnecessary and unlikely to be useful to investors or prospective investors, as the Fund will invest primarily in fixed income securities which generally do not carry proxy voting rights. Additionally, the Registrant respectfully notes that Instruction 1 to Item 18.16 of Form N-2 provides that “[a] Registrant may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by

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March 10, 2021

including a copy of the policies and procedures themselves.” As Nuveen Asset Management’s proxy voting policy is attached to the SAI as Appendix B, the Registrant respectfully declines to add disclosure that explains how the Fund will approach relevant ESG proxy issues for its portfolio investments.

Appendices

22.	Comment: Please add the Proxy Voting Policies and Procedures of Nuveen Fund Advisors as an appendix.

Response: The Registrant has added the Proxy Voting Policies and Procedures of Nuveen Fund Advisors as Appendix C to the Registration Statement.

PART C

Item 25: Financial Statements and Exhibits

23.

Comment: The Fund’s By-Laws include limits on derivative actions, require exclusive jurisdiction, and waive a shareholder’s right to jury trial. Please carve out federal securities law claims from the limits on derivative actions. Also, please add risk disclosure in the prospectus that addresses each of the three provisions.

Response: The Registrant respectfully submits that Section 6.10 of the Fund’s By-Laws does not substantively limit a Fund shareholder’s rights to make a derivative demand. Section 6.10 provides a mechanism which permits a shareholder to bring a derivative action with respect to federal securities law claims, in accordance with procedural requirements which are substantially similar to requirements under various state corporate laws. A derivative action involves an action brought by a shareholder seeking to compel the Fund to sue to redress harm to the Fund, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law. As a Massachusetts business trust, the Fund has adopted demand procedures in its By-Laws that are substantially similar to those set forth in Massachusetts corporate law. The Registrant respectfully submits that the federal securities laws do not preempt or prohibit the application of state derivative demand laws, including any provision of Section 6.10 of the Fund’s By-Laws.

In Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the Investment Company Act of 1940, as amended, and held that federal courts should abide by the procedural rules governing derivative actions of a fund’s state of incorporation. The Registrant is not aware of any court decisions or public pronouncements from the Commission or its Staff that would contradict this general principle enunciated in Kamen. Nor is the Registrant aware of any court decisions or public pronouncements from the Commission or its Staff that would make state law derivative demand procedures, including those set forth in the Fund’s By-Laws, generally unenforceable with respect to registered investment companies.

The purpose of the demand provisions in the Fund’s By-Laws is to require shareholders to make a demand to the Board of the Fund before allowing shareholders to file suit on behalf of the Fund,

Ms. Lisa N. Larkin

March 10, 2021

consistent with Massachusetts corporate law. This allows the Board the opportunity to exercise its business judgment to determine whether pursuing legal claims is in the best interest of the Fund, and to decline to pursue claims that lack merit, would incur unnecessary cost and expense, and/or would provide little benefit to the Fund and its shareholders.

Notably, the demand provisions of the Fund’s By-Laws do not place substantive limits on a shareholder’s right to make a derivative demand. The Fund’s By-Laws do not, for example, establish that only certain shareholders or groups of shareholders may bring derivative demands, nor do they narrow the scope of matters to which a derivative demand may relate (other than by clarifying, in a manner consistent with established Massachusetts law principles, what constitutes a direct action and a derivative action). Instead, the demand provisions of the Fund’s By-Laws simply establish the procedural steps to be taken by a Fund shareholder and the Fund’s Board of Trustees in connection with the making of a derivative demand, the evaluation of such a demand and the determination of whether a derivative action may be maintained, in each case in a manner substantially similar to that of Massachusetts corporate law.

The Fund is organized as a voluntary association established by a Declaration of Trust pursuant to Chapter 182 of the General Laws of Massachusetts (the “MA business trust statute”), commonly referred to as a “Massachusetts business trust”). State laws governing business organizations take various forms. Many state corporate laws provide extensive rules governing the operation and management of the entity. Such state corporate laws typically establish statutory derivative demand procedures, which are then applied and interpreted by relevant judicial authorities. A Massachusetts business trust, on the other hand, is a voluntary association created by agreement. The MA business trust statute is generally procedural only, and case law in Massachusetts respects the right of the trustees and the shareholders to contract to structure the terms applicable to the operation and management of a Massachusetts business trust pursuant to a declaration of trust and by-laws.

In two recent federal court cases involving investment companies, such as the Fund, organized as Massachusetts business trusts, the courts applied the derivative demand requirements of Massachusetts law applicable to business corporations (M.G.L. c. 156D, § 7.40 et. seq., or the “Derivative Law Statute”), to determine if a derivative action could be maintained. This position was supported by the Massachusetts Supreme Judicial Court in 2010 in Halebian v. Berv, 457 Mass. 620, 622 n. 4 (Mass. 2010)(“ Because a business trust ‘in practical effect is in many respects similar to a corporation,’ Swartz v. Sher, 344 Mass. 636, 639, 184 N.E.2d 51 (1962), the statute regulating derivative actions applies to a shareholder bringing such a claim against a corporation or a business trust. See ING Principal Protection Funds Derivative Litig., 369 F. Supp.2d 163, 171 (D.Mass. 2005)”). Given the application of the Derivative Law Statute to investment companies organized as Massachusetts business trusts, the Fund’s Board of Trustees determined that it would be beneficial to the Fund and its shareholders to clarify applicable derivative demand procedures in the Fund’s By-Laws via Section 6.10.

The Massachusetts Derivative Law Statute establishes Massachusetts as a “universal demand” state, meaning that all shareholders must make a written demand before initiating a derivative suit and may not allege demand futility. The derivative demand procedures of the Fund’s By-Laws are modeled on the substantive provisions of this statute. Both the derivative demand procedures of the Fund’s By-Laws and the Massachusetts Derivative Law Statute:

Ms. Lisa N. Larkin

March 10, 2021

•

Provide that before bringing a derivative proceeding, a shareholder (who must have been a shareholder at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time) must make a written demand to the company.

•	Establish a 90-day review period, subject to extension in certain circumstances, for the board to evaluate the shareholder’s demand.

•	Provide that if the company does not notify the requesting shareholder of the rejection of the demand within the applicable review period, the shareholder may commence a derivative proceeding.

•

Provide that if during the applicable review period, the independent board members, or a committee of independent board members, determine in good faith that the maintenance of the derivative proceeding is not in the best interest of the company, the shareholder may not bring the derivative suit. Specifically:

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M.G.L. c. 156D, § 7.44 states that a “derivative proceeding commenced after rejection of a demand shall be dismissed by the court on motion by the corporation if the court finds that [the independent board members] determined in good faith after conducting a reasonable inquiry upon which its conclusions are based that the maintenance of the derivative proceeding is not in the best interests of the corporation.”

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Section 6.10(c) of the Fund’s By-Laws provides that if “a majority of the independent Trustees have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Trust, the demand shall be rejected and the Complaining Shareholder shall not be permitted to maintain a derivative action unless the Shareholder first sustains the burden of proof to the court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust.”

•

Establish bases upon which a board member will not be considered to be not independent for purposes of evaluating a derivative demand. In this regard, Section 2B of the MA business trust statute provides that for an investment company, as defined in the Investment Company Act of 1940, and that is registered thereunder with the United States Securities and Exchange Commission: “A trustee of a trust who with respect to the trust is not an interested person, as defined in said Investment Company Act of 1940, shall be deemed to be independent and disinterested when making any determination or taking any action as a trustee.” M.G.L. c. 182, § 2B.

•	Establish a mechanism for the board to submit the question of whether to maintain the derivative proceeding to a vote of shareholders as provided in Section 7.44(c) of the Derivative Law Statute.

In addition, the Derivative Law Statute, in Section 7.46, provides a mechanism for a court to order, on termination of a derivative proceeding, that the plaintiff shareholder(s) pay any of the company’s reasonable expenses, including counsel fees, incurred in defending the proceeding if it finds that the proceeding was commenced or maintained without reasonable cause or for an improper purpose. M.G.L. c. 156D, § 7.46. The Fund did not incorporate this provision in its By-Laws.

In sum, the Registrant respectfully submits that the demand provisions of Section 6.10 of the Fund’s By-Laws are (1) consistent with and, as noted above, in at least one way, less onerous than, the Massachusetts Derivative Law statute which federal courts have applied to investment companies, such as the Fund, organized as Massachusetts business trusts, and (2) consistent with the Supreme Court’s

Ms. Lisa N. Larkin

March 10, 2021

ruling in Kamen. However, if the Commission or its Staff intends to take the position that the federal securities laws preempt state derivative demand laws (or certain aspects thereof) as applied to registered investment companies, the Registrant respectfully requests they do so in a manner that would apply consistently and uniformly to all funds (whether organized as corporations subject to various state derivative demand statutes or unincorporated business associations that are subject to state common law derivative demand law and/or have adopted derivative demand procedures through their governing documents) through rulemaking. Doing so would subject this position to the notice and comment process, and if such position were to be formally adopted, would allow all funds to choose their form of organization and craft their governing documents on an informed basis and on an even playing field consistent with such rulemaking.

In the event that any provision of Section 6.10 of the Fund’s By-Laws were to conflict with any such rulemaking or were otherwise held to be invalid or unenforceable, Section 6.9 of the Fund’s By-Laws provides for the severability of such provision:

The provisions of these By-Laws are severable. If any provision of these By-Laws shall be held invalid or unenforceable, in whole or in part, in any jurisdiction, such invalidity or unenforceability shall attach only to such provision, or such part or parts thereof, in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of these By-Laws in any jurisdiction. No provision of these By-Laws shall be effective to require a waiver of compliance with any provision of, or restrict any Shareholder rights expressly granted by, the Securities Act, the Exchange Act or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Pursuant to the last sentence of this section, were the Commission to adopt a rule specifically prohibiting a particular provision of Section 6.10, such provision would no longer be effective. The Registrant believes this provision should adequately address any Staff concerns regarding Section 6.10.

*        *        *

The Registrant does not believe that the derivative demand procedures in Section 6.10 of the Fund’s By-Laws or the exclusive forum and jury trail waiver provisions in Article VIII of the Fund’s By-Laws give rise to risks that are required to be disclosed as “principal risk factors associated with investment in the Registrant” pursuant to Item 8(3)(a) of Form N-2. These types of provisions are commonplace in governing documents of both investment companies and operating companies. Nonetheless, the Registrant has summarized these provisions under the section of the Prospectus entitled “Certain Provisions in the Declaration of Trust and By-Laws.”

Item 34: Undertakings

24.	Comment: Please add the required undertaking in Item 34.4 or explain why it is not necessary. See Item 34.4 of Form N-2.

Response:     The Registrant respectfully notes that the undertaking required by Item 34.4 of Form N-2 was included in its entirety in the initial filing of the Registration Statement.

Ms. Lisa N. Larkin

March 10, 2021

However, the Registrant has revised the undertaking disclosure required by Item 34.4 as follows:

“The Registrant undertakes that:

a. For the purpose~~s~~ of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a ~~the~~ form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and~~.~~

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.”

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

J. Corriero

K. Hardy